

October 21, 2010

Steven P. Grimes
Chief Executive Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Western Retail Real Estate Trust, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 11, 2010**
> **File No. 000-51199**

Dear Mr. Grimes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   Please expand your disclosure in future filings to include a discussion of properties that had fair values less than their carrying amounts. Within your disclosure, please ensure that you specifically identify the properties and their carrying amounts, the percentages by which the undiscounted cash flows exceed the carrying amounts, the significant assumptions used in the undiscounted cash flow analyses that you have relied upon, and a discussion of the degree of uncertainty associated with those key assumptions. Within your response, please provide us with the expanded disclosure you intend to provide in future filings.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

(1) Organization and Basis of Presentation, page 6

2.   We note your disclosure on page 7 that "[a]s the Company addresses its maturing mortgages payable, it has reduced its overall debt and staggered future mortgage maturity dates so that no more than $550,000 will come due in any one year." We further note your debt maturity table on page 19. In light of the appearance that approximately $665 million in debt is due in 2011, please tell us how you determined that no more than $550 million will come due in any one year.

(15) Litigation, page 26

3.   We note that you have settled a lawsuit on July 14, 2010 and have accrued $10 million related to the settlement. Please provide to us a chronological analysis supporting management's compliance with ASC 450 regarding this lawsuit. Please ensure that you address each of the reporting periods affected, the timing of the accrual, and the disclosures provided.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief